

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 11, 2011

Via E-mail
Mr. Jordan Estra
Ensurge, Inc.
2825 S Cottonwood Parkway, Suite 500
Salt Lake City, UT 84121

     Re: Ensurge, Inc.
           Form 10-K
           Filed April 8, 2011
           File No. 033-03275-D

Dear Mr. Estra:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General Comments

1.   We note several news releases concerning your activities, including a June 9, 2011 PRNewswire "Ensure Announces Agreement with GlobalMin Guyana" on your website. Please advise us how you considered Item 1.01 of Form 8-K with respect to this and other agreements reported on your website.

Form 10-K For the Fiscal Year Ended December 31, 2010

Business, page 1

2.   Please file the contractual agreements referred to on page four with your next periodic report or advise us why these agreements are not material pursuant to Item 601 of Regulation S-K. If these agreements have previously been filed on Form 8-K, please advise and confirm that your exhibit index will be updated in future filings, as applicable.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 8</u>

3.   We note the two agreements listed in the first paragraph and the two agreements listed in the last. Please confirm that you will discuss the principal terms of these agreements in your future filings or explain why disclosure is not required. Please provide us draft disclosure. Also, please tell us why these agreements have not been filed as exhibits, or confirm that you will file these agreements as exhibits in your next periodic report.

<u>Executive Compensation, page 24</u>

4.   Please confirm that you will revise future filings to provide the disclosure required by Items 402(n) and (o) of Regulation S-K, including, for example, the material terms of the share and option awards to your named executive officers. In addition, your tabular references to footnotes one and three are unclear and the line providing 2009 compensation for Mr. Hanks doesn't appear correct.   Please provide us revised disclosure in a supplemental letter.

<u>Exhibits</u>

5.   Several exhibits required by Item 601 of Regulation S-K do not appear in your exhibits index and it is unclear whether they were previously filed. In this respect we note you have not included in your index any of the employment contracts or equity incentive plan agreements referenced elsewhere in your disclosure. Please advise us of the status of these agreements and, if necessary, confirm that you will file them with your next periodic report. Also, please note that incorporation by reference requires that each exhibit must incorporate the specific document and the filing in which the specific document was included. Please confirm that you will appropriately identify each exhibit incorporated by reference in future filings, as applicable.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7</u>

6.   Please reconcile your statement on page seven that you do "not yet have definitive agreements in place" to your prior disclosures on page four of your Form 10-K that you "currently [have] contractual agreements to recover gold from tailing impoundments at four mining operations.…" Please provide us with proposed draft disclosure for future filings, as applicable.

Form 8-K, filed January 4, 2011

7.   Exhibit 10.1 makes reference to several schedules which do not appear to be included with your filing. Please file this agreement in its entirety, including all missing schedules in your next periodic report.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact Jay Williamson at (202) 551-3393 or me at (202) 551-3790 with any questions.

                                                Sincerely,

                                                /s/ John Reynolds

                                                John Reynolds
                                                Assistant Director